UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 10-year Commercial Partnership Agreement With Naranja in Argentina

WILMINGTON, Del.--(BUSINESS WIRE)--January 21, 2020--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) the leading online travel company in Latin America, today announced it has entered into a 10-year Commercial Partnership Agreement with Tarjeta Naranja S.A. (Naranja), the leading branded proprietary credit card issuer in Argentina, and subsidiary of Grupo Financiero Galicia S.A.

Through this agreement, Despegar will provide a white label online marketplace to Naranja to jointly sell Despegar’s travel products and services to Naranja’s customers. Naranja will carry the credit risk and together with Despegar will share the financing cost on an equal basis. Overall, this initiative will allow Despegar to sell its travel products and services to Naranja’s five million customers.

Commenting on the agreement, Mr. Damian Scokin, CEO of Despegar noted: “We are very pleased with this partnership with Naranja, the leading credit card issuer in Argentina. This partnership provides access to a complementary customer base and also selectively expands our business through a cross-channel platform. We look forward to continue offering customers unique products, services and experiences across their travel journey.”

“This partnership with Despegar, the leading online travel company in Latin America, is another step in our strategy to develop a digital ecosystem allowing us to enhance the value proposition, service and experiences we offer to our more than 5 million customers,” noted Mr. Alejandro Asrin, CEO of Tarjeta Naranja S.A..

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 512,000 accommodation options, as well as approximately 1,190 car rental agencies and approximately 326 destination services suppliers with more than 5,690 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

About Tarjeta Naranja S.A.

With over thirty years of experience, Naranja has evolved and has become an ecosystem of products and services, working to make life easier for people. It has over 5 million customers, a network of 240 branches throughout the country, more than 260 thousand adhered businesses and a team of 3,400 employees all over Argentina.

In 2017 the company began to deploy its digitalization strategy. Naranja continues to introduce products with the goal of having digital products account for 50% of transactions by 2022, while developing its Fintech business segment.

Credit card, benefits with discounts and promotions in multiple stores, insurance and assistance, alliances with other companies, its own marketplace, cultural activities, experiences throughout the country, branches with the best technology and solutions on every cell phone. There is much that Naranja offers to accompany each person at every stage of their life.

Contacts

IR
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: January 22, 2020